Exhibit 99.1

Attunity Reports Fourth Quarter and Full Year 2018 Results
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License Revenue Growth of 67% in Q4 2018 and 61% in FY 2018
Total Revenue Growth of 42% in Q4 2018 and 39% in FY 2018
Estimated FY 2019 Revenue of $104 Million to $108 Million
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Burlington, MA – January 31, 2019 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and big data management software solutions, today reported its unaudited financial results for the three-month period and year ended December 31, 2018.

"The fourth quarter was a very strong end to a record year for Attunity. In the quarter, we achieved license revenue growth of 67% year-over-year and total revenue growth of 42% year-over-year,” stated Shimon Alon, Chairman and CEO of Attunity. “We won a record number of strategic deals, demonstrating the value of our solution to companies building modern analytics and cloud solutions. In addition, we are seeing a higher attach rate of Attunity Compose, our solution for automating the delivery of analytics-ready data sets for data lakes and data warehouses, a trend we expect to see continue in 2019.”

"We are excited about the market opportunity and the momentum that we are seeing in our business as we continue to focus on building the company to reach over $200 million in revenue over the next several years. We are increasing investments in sales, marketing and product innovation, which we believe will enable us to capture a growing share of the large market opportunity, continue to win large, strategic accounts, and strengthen our leading brand in the data integration market," concluded Mr. Alon.

Recent Operational Highlights
•	Closed several large deals, including:
o	Over $2.0 million with an existing customer, a global bank, to support a broader deployment for their growing data lake, enabling modern, real-time analytics.
o	$1.0 million deal with a new customer, a large European bank, to integrate data from many enterprise data sources into its corporate data lake.
o	$1.4 million term-based deal with a new customer, a Global 2000 energy company, to facilitate their “cloud-first” strategy.
•	Launched Attunity for Data Lakes on Amazon Web Services (AWS) to automate streaming data pipelines.

Financial Highlights for the Fourth Quarter of 2018 compared with the Fourth Quarter of 2017
•	Total revenue was $26.0 million, compared with $18.3 million*
•	Operating profit was $2.4 million, compared with $0.2 million*
•	Non-GAAP operating profit was $4.0 million, compared with $1.6 million**
•	Net income was $2.5 million, compared with a net loss of $1.6 million*
•	Non-GAAP net income was $4.0 million, compared with non-GAAP net loss of $0.04 million**
•	Cash flow from operations was $3.1 million, compared with cash from operations of $0.7 million
•	Cash and cash equivalents and short-term deposits were $44.2 million as of December 31, 2018, compared with $38.1 million as of September 30, 2018

Financial Highlights for the Full Year 2018 compared with the Full Year 2017
•	Total revenue was $86.2 million, compared with $62.1 million*
•	Operating profit was $7.6 million, compared with an operating loss of $2.9 million*
•	Non-GAAP operating profit was $13.0 million, compared with Non-GAAP operating profit of $2.2 million**
•	Net income was $6.0 million, compared with a net loss of $6.7 million*
•	Non-GAAP net income was $11.7 million, compared with non-GAAP net loss of $1.7 million**
•	Cash flow from operations was $9.5 million, compared with cash used in operations of $0.9 million
•	Cash and cash equivalents and short-term deposits were $44.2 million as of December 31, 2018, compared with $29.1 million as of December 31, 2017

Financial Results for Fourth Quarter of 2018
Total revenue for the fourth quarter of 2018 increased 42% to $26.0 million, compared with $18.3 million for the same period in 2017. This includes license revenue of $17.1 million, which grew 67% compared with $10.3 million for the same period in 2017, and maintenance and service revenue, which grew 10% to $8.8 million, compared with $8.0 million for the same period in 2017.

Operating expenses for the fourth quarter of 2018 increased 30% to $23.6 million, compared with $18.1 million for the same period in 2017.*

Non-GAAP operating expenses for the fourth quarter of 2018 increased 31% to $22.0 million, compared with $16.7 million for the same period in 2017. Non-GAAP operating expenses exclude approximately $1.6 million in equity-based compensation expenses and amortization associated with acquisitions, compared with $1.4 million of similar expenses for the same period in 2017.**

Operating profit for the fourth quarter of 2018 was $2.4 million, compared with $0.2 million for the same period in 2017.*

Non-GAAP operating profit was $4.0 million for the fourth quarter of 2018, compared with $1.6 million for the same period in 2017. Non-GAAP operating profit excludes approximately $1.6 million in equity-based compensation expenses and amortization associated with acquisitions, compared with $1.4 million of similar expenses for the same period in 2017.**

Net income for the fourth quarter of 2018 was $2.5 million, or $0.11 per diluted share, compared with a net loss of $1.6 million, or ($0.09) per diluted share, in the same period in 2017.*

Non-GAAP net income for the fourth quarter of 2018 was $4.0 million, or $0.17 per diluted share, compared with a non-GAAP net loss of $0.04 million, or ($0.00) per diluted share, for the same period in 2017. Non-GAAP net income excludes approximately $1.5 million in equity-based compensation expenses, amortization associated with acquisitions and tax expense related to Non- GAAP adjustments, compared with approximately $1.6 million of the similar expenses for the same period in 2017.**

Cash flow from operations in the fourth quarter of 2018 was $3.1 million, compared with cash from operations of $0.7 million in the same period in 2017.

Financial Results for Full Year 2018
Total revenue for the full year 2018 increased 39% to $86.2 million, compared with $62.1 million for full year 2017. This includes license revenue of $52.5 million, which grew 61% compared with $32.6 million for full year 2017, and maintenance and service revenue, which grew 14% to $33.7 million, compared with $29.5 million for full year 2017.

Operating expenses for the full year 2018 increased 21% to $78.7 million, compared with $65.0 million for full year 2017.*

Non-GAAP operating expenses for the full year 2018 increased 22% to $73.3 million, compared with $59.9 million for full year 2017. Non-GAAP operating expenses exclude approximately $5.4 million in equity-based compensation expenses and amortization associated with acquisitions, compared with $5.1 million of similar expenses for full year 2017.**

Operating profit for the full year 2018 was $7.6 million, compared with an operating loss of $2.9 million for full year 2017.*

Non-GAAP operating profit was $13.0 million for the full year 2018, compared with $2.2 million for full year 2017. Non-GAAP operating profit excludes approximately $5.4 million in equity-based compensation expenses and amortization associated with acquisitions, compared with $5.1 million of similar expenses for full year 2017.**

Net income for the full year 2018 was $6.0 million, or $0.27 per diluted share, compared with a net loss of $6.7 million, or ($0.39) per diluted share, in the full year 2017.*

Non-GAAP net income for the full year 2018 was $11.7 million, or $0.52 per diluted share, compared with a non-GAAP net loss of $1.7 million, or ($0.10) per diluted share, for the full year 2017. Non-GAAP net income excludes approximately $5.7 million in equity-based compensation expenses, amortization associated with acquisitions and tax expense related to Non- GAAP adjustments, compared with approximately $5.1 million of similar expenses for the same period in 2017.**

Cash flow from operations in the full year 2018 was $9.5 million, compared with cash used in operations of $0.9 million in the full year 2017.

Cash and cash equivalents and short-term deposits were $44.2 million as of December 31, 2018, compared with $29.1 million as of December 31, 2017.

Outlook for Full Year 2019
The Company is introducing its outlook for the full year 2019 as follows:

•	Total revenue is estimated to grow to between $104 and $108 million.
•	Non-GAAP operating margin is estimated to be between 14% and 16%.

Financial Reconciliation to non-GAAP figures for the 2019 outlook:

	From	To
GAAP Operating Profit Margin	3%	6%
Equity-based compensation	(11%)	(10%)
Amortization associated with acquisitions	(0.0%)	(0.0%)
Non-GAAP Operating Profit Margin (1)	14%	16%

(1) Non-GAAP Operating Profit Margin is calculated by dividing the non-GAAP Operating Profit by the total non-GAAP revenues for the period.

These estimates for 2019 reflect the Company's current and preliminary views, which are subject to change (see below under "Safe Harbor Statement") and are based on various assumptions, including the continued expanded adoption of the Cloud as a leading data platform, the continued adoption of modern analytics, the improved execution capabilities of our expanded sales team and our ability to effectively manage our growth.

** See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information
The Company will host a conference call with the investment community on Thursday, January 31st at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO, Dror Harel-Elkayam, CFO, and Itamar Ankorion, CMO of Attunity. The dial-in numbers for the conference call are +1-877-407-9039 (U.S. Toll Free), +1 809 406 247 (Israel), or +1-201-689-8470 (International).

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through February 14, 2019, at +1-844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 13685767. The online archive of the webcast will be available on ir.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of data integration and big data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

(*) New Revenue Accounting Standard
Effective January 1, 2018, Attunity adopted the FASB-issued ASU, No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASC 606, a new accounting standard related to revenue recognition. Attunity adopted ASC 606 using the modified retrospective method, which means that the comparative financial information for the three-month period and full year ended December 31, 2017 has not been restated in the current financial statements under the new accounting standard. Accordingly, the percentage changes from the 2017 to 2018 periods differ from what they would have been had the same accounting standards been in effect for both periods. In the interest of comparability during the transition year to ASC 606, the company has provided revenue, operating expenses, operating income (loss), financial income, taxes on income, net income (loss) and earnings per share information in accordance with both ASC 606 and revenue recognition rules in effect prior to the adoption of ASC 606 (ASC No. 985-605, or ASC 605). For further details, see the Impact of the Adoption of ASC 606 table later in this press release and the note thereto.

(**) Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating expenses, operating profit (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude equity-based compensation expenses, amortization associated with acquisitions, non-cash financial expenses, such as the effect of a revaluation of liabilities presented at fair value, and the effect of changes in deferred taxes related to non-GAAP adjustments. Attunity's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the market opportunity and the momentum in our business and building the company to enable it to generate over $200 million in revenue and our outlook for 2019, we are using forward-looking statements. In addition, announced results for the fourth quarter and full year 2018 are preliminary, unaudited and subject to year-end audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to sustain profitability; our business and operating results dependency on the successful and timely implementation of our third party partner solutions; the lengthy sales cycle of our products; competition; acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges; global economic conditions; timely availability and customer acceptance of Attunity's new and existing products; risks relating to proprietary rights and risks of infringement; the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers; our ability to retain and attract qualified personnel;  and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© Attunity 2019. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Investor Contact:
Allison Soss
KCSA Strategic Communications
Tel. +1-212-896-1267
Attunity@kcsa.com

Company Contact:
Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
Dror.elkayam@attunity.com

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2018	2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,764	$29,087
Short term deposits	32,477	-
Trade receivables (net of allowance for doubtful accounts of $20 at December 31, 2018 and $15 December 31, 2017, respectively)	19,742	10,609
Deferred commissions costs	1,891	-
Other accounts receivable and prepaid expenses	2,488	1,074
Total current assets	68,362	40,770

LONG-TERM ASSETS:
Deferred commissions costs	6,494	-
Severance pay fund	4,460	4,378
Property and equipment, net	1,428	1,287
Goodwill and other intangible assets, net	31,417	32,360
Deferred taxes	-	1,209
Other assets	184	152
Total long-term assets	43,983	39,386

Total assets	$112,345	$80,156

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,	December 31,
	2018	2017
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$1,574	$666
Deferred revenues	13,102	11,066
Employees and payroll accruals	9,838	5,730
Accrued expenses and other current liabilities	2,925	3,066

Total current liabilities	27,439	20,528

LONG-TERM LIABILITIES:
Other liabilities	463	321
Deferred revenues	4,081	2,163
Deferred taxes liability	359	-
Accrued severance pay	6,062	5,941

Total long-term liabilities	10,965	8,425

SHAREHOLDERS' EQUITY:
Share capital – Ordinary shares of NIS 0.4 par value - Authorized: 32,500,000 shares at December 31, 2018 and 2017; Issued and outstanding: 21,672,401 shares at December 31, 2018 and 20,718,468 shares at December 31, 2017	2,466	2,361
Additional paid-in capital	185,054	174,693
Accumulated other comprehensive loss	(1,572)	(1,222)
Accumulated deficit	(112,007)	(124,629)

Total shareholders' equity	73,941	51,203
Total liabilities and shareholders' equity	$112,345	$80,156

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands, except per share data

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	Unaudited		Unaudited
Revenues:
Software licenses	$17,146	$10,251	$52,542	$32,604
Maintenance and services	8,835	8,024	33,707	29,494
Total revenues	25,981	18,275	86,249	62,098
Operating expenses:
Cost of revenues	2,809	2,627	10,742	9,855
Research and development	4,879	3,537	16,901	14,010
Selling and marketing	13,868	10,711	44,382	35,893
General and administrative	2,028	1,231	6,629	5,196
Total operating expenses	23,584	18,106	78,654	64,954

Operating income (loss)	2,397	169	7,595	(2,856)

Financial income (expenses), net	127	(64)	335	(101)

Income (loss) before taxes on income	2,524	105	7,930	(2,957)

Taxes on income	(72)	(1,725)	(1,935)	(3,756)

Net income (loss)	$2,452	$(1,620)	$5,995	$(6,713)

Basic net income (loss) per share	$0.11	$(0.09)	$0.28	$(0.39)
Weighted average number of shares used in computing basic net income (loss) per share	21,524	18,052	21,113	17,264
Diluted net income (loss) per share	$0.11	$(0.09)	$0.27	$(0.39)
Weighted average number of shares used in computing diluted net income (loss) per share	22,802	18,052	21,967	17,264

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2018	2017
	Unaudited
Operating activities:
Net income (loss)	$5,995	$(6,713)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	544	491
Stock based compensation	4,422	3,711
Amortization of intangible assets	943	1,347
Accrued interest on short term deposits	(477)	-
Change in:
Accrued severance pay, net	39	306
Trade receivables	(6,937)	(3,514)
Other accounts receivable and prepaid expenses	(1,460)	(392)
Other long-term assets	39	8
Trade payables	922	107
Deferred revenues	4,706	823
Employees and payroll accruals	4,094	973
Accrued expenses and other liabilities	(215)	1,025
Deferred commissions costs	(3,927)	-
Change in deferred taxes, net	803	1,131
Liabilities presented at fair value	-	(212)
Net cash provided by (used in) operating activities	9,491	(909)

Investing activities:
Short term deposits	(32,000)	-
Purchase of property and equipment	(688)	(556)
Net cash used in investing activities	(32,688)	(556)

Financing activities:
Proceeds from exercise of options	6,044	881
Payment of contingent consideration	-	(271)
Issuance of shares, net of issuance expenses	-	21,048
Payment of contingent payment right	-	(300)
Net cash provided by financing activities	6,044	21,358
Foreign currency translation adjustments on cash and cash equivalents	(170)	28

Increase (decrease) in cash and cash equivalents	(17,323)	19,921
Cash and cash equivalents at the beginning of the year	29,087	9,166

Cash and cash equivalents at the end of the period	$11,764	$29,087

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	$3,403	$1,740
Supplemental disclosure of non-cash financing activities:
Issuance expenses not yet paid	$-	$218

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	Unaudited		Unaudited

GAAP and Non-GAAP revenues	$25,981	$18,275	$86,249	$62,098
GAAP operating expenses	23,584	18,106	78,654	64,954
Cost of revenues (1)	(47)	(47)	(198)	(162)
Research and development (1)	(206)	(227)	(679)	(805)
Sales and marketing (1)	(787)	(538)	(2,521)	(1,817)
General and administrative (1)	(343)	(245)	(1,024)	(927)
Amortization of acquired intangible assets	(237)	(337)	(943)	(1,347)
Non-GAAP operating expenses	21,964	16,712	73,289	59,896

GAAP operating income (loss)	2,397	169	7,595	(2,856)
Operating adjustments	(1,620)	(1,394)	(5,365)	(5,058)
Non-GAAP operating income	4,017	1,563	12,960	2,202

GAAP financial income (expenses), net	127	(64)	335	(101)
Revaluation of liabilities presented at fair value	-	-	-	(212)
Non -GAAP financial income (expenses), net	127	(64)	335	(313)
	-	-	-	-
Taxes on income	(72)	(1,725)	(1,935)	(3,756)
Income taxes (tax benefits) related to non-GAAP adjustments	(110)	184	292	206
Non-GAAP taxes on income	(182)	(1,541)	(1,643)	(3,550)

GAAP net income (loss)	2,452	(1,620)	5,995	(6,713)
Amortization of acquired intangible assets	237	337	943	1,347
Stock-based compensation (1)	1,383	1,057	4,422	3,711
Revaluation of liabilities presented at fair value	-	-	-	(212)
Income taxes (tax benefits) related to non-GAAP adjustments	(110)	184	292	206
Non-GAAP net income (loss)	$3,962	$(42)	$11,652	$(1,661)
	-	-	-	-
Non-GAAP basic net income (loss) per share	$0.18	$(0.00)	$0.55	$(0.39)
Non-GAAP diluted net income (loss) per share	$0.17	$(0.00)	$0.52	$(0.10)

ATTUNITY LTD. AND ITS SUBSIDIARIES

(1) Stock-based compensation expenses:
	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
Cost of revenues	$47	$47	$198	$162
Research and development	206	227	679	805
Sales and marketing	787	538	2,521	1,817
General and administrative	343	245	1024	927
	$1,383	$1,057	$4,422	$3,711

ATTUNITY LTD. AND ITS SUBSIDIARIES

IMPACT OF THE ADOPTION OF ASC 606
U.S. dollars in thousands, except per share data

	Three months ended December 31, 2018 (Unaudited)			Year ended December 31, 2018 (Unaudited)
	As reported (ASC 606)	Adjustments	ASC 605 (excluding impact of ASC 606) *	As reported (ASC 606)	Adjustments	ASC 605 (excluding impact of ASC 606) *
Revenues	$25,981	$(8,909)	$17,072	$86,249	$(18,675)	$67,574
Operating expenses	23,584	1,975	25,559	78,654	3,935	82,589

Operating income (loss)	2,397	(10,884)	(8,487)	7,595	(22,610)	(15,015)
Financial income, net	127	-	127	335	-	335
Income tax benefit (taxes on income)	(72)	307	235	(1,935)	603	(1,332)
Net income (loss)	$2,452	$(10,577)	$(8,125)	$5,995	$(22,007)	$(16,012)

Basic net income (loss) per share	$0.11	$(0.49)	$(0.38)	$0.28	$(1.04)	$(0.76)
Diluted net income (loss) per share	$0.11	$(0.47)	$(0.36)	$0.27	$(1.00)	$(0.73)

(*) Effective January 1, 2018, the Company adopted the Financial Accounting Standard Board-issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASC 606, a new accounting standard related to revenue recognition, using the modified retrospective method. In order to provide comparable figures during 2018, the transition year to ASC 606, the Company has provided the above summary of adjustments in financial information for the three months and the year ended December 31, 2018 in accordance with both ASC 606 and previous accounting literature, ASC No. 985-605, or ASC 605. The table above also shows the adjustments made to reconcile the ASC 606 presentation to ASC 605. The ASC 605 information should be considered in addition to, not as a substitute for, nor superior to or in isolation from, the financial information prepared and reported in accordance with ASC 606.